ATCO
GROUP

Corporate Office



Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

April 11, 2005


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed April 8, 2005 for symbol CU.NV
- Corporation's Form 1, filed April 8, 2005 for symbol CU.X
- Corporation's Form 1, filed April 8, 2005 for symbol CU.PR.T
- Corporations' Form 1, filed April 8, 2005 for symbol CU.PR.V
- Corporation's Form 1, filed April 8, 2005 for symbol CU.PR.D
- Corporation's Form 1, filed April 8, 2005 for symbol CU.PR.A
- Corporation's Form 1, filed April 8, 2005 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

dlw 4/26

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	41,430,193	As at :	03/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	2,300
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance :	41,432,493

Stock Option Plan

Stock Options Outstanding Opening Balance:	**824,900**	As at :	03/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
03/31/2005	N		2,300		
Totals		0	2,300	0	0

Stock Options Outstanding Closing Balance:	**822,600**	As at :	03/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:24:02
Last Updated:	04/08/2005 18:23:00

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	22,014,242	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	22,014,242		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:24:42
Last Updated:	04/08/2005 18:24:37

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:25:16
Last Updated:	04/08/2005 18:25:09

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:25:45
Last Updated:	04/08/2005 18:25:40

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:26:13
Last Updated:	04/08/2005 18:26:09

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:26:46
Last Updated:	04/08/2005 18:26:41

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	03/01/2005 - 03/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	03/01/2005

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	04/08/2005 18:27:14
Last Updated:	04/08/2005 18:27:08